================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

For the Year Ended December 31, 2001             Commission file number 1-12910

                                STORAGE USA, INC.
                         PROFIT SHARING AND 401(K) PLAN
                            (Full title of the plan)

                                STORAGE USA, INC.
                           175 Toyota Plaza, Suite 700
                                Memphis, TN 38103
                            Telephone: (901) 252-2000
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                   62-1251239
                      (I.R.S. Employer Identification No.)

================================================================================

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2001 AND 2000

                                      INDEX

                                                                                  Page(s)
                                                                                  -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                             1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Plan Benefits
       as of December 31, 2001 and 2000                                              2

    Statement of Changes in Net Assets Available for Plan
       Benefits for the Year Ended December 31, 2001                                 3

    Notes to Financial Statements                                                  4-7

SUPPLEMENTAL SCHEDULES:

    Schedule I:  Schedule of Assets Held as of December 31, 2001                     8

    Schedule II:  Schedule of Non-Exempt Transactions for the Year Ended
       December 31, 2001                                                             9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Trustees of the
Storage USA, Inc. Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held and of non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Memphis, Tennessee,
April 19, 2002.

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000

                                                                   2001            2000
                                                               -----------      ----------
Investments, at fair value (Note 3)                            $10,234,074      $9,424,805

Receivables:
    Employee contributions                                          51,960          97,071
    Employer matching contributions                                 29,629          56,337
    Dividends                                                       19,758          17,470
                                                               -----------      ----------

        Total receivables                                          101,347         170,878
                                                               -----------      ----------

Administrative expenses payable                                    (40,000)              -
                                                               -----------      ----------

Net assets available for plan benefits                         $10,295,421      $9,595,683
                                                               ===========      ==========

  The accompanying notes to financial statements and supplemental schedules are an integral part of these statements.

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

Additions to (deductions from) net assets attributed to:
    Employee contributions                                                      $  1,593,491
    Employer matching contributions, net of forfeitures utilized                     684,775
    Interest and dividends                                                           196,640
    Net realized and unrealized depreciation
       in fair value of investments                                                 (716,216)
    Benefits paid to participants                                                 (1,018,952)
    Administrative expenses                                                          (40,000)
                                                                                ------------

              Net increase                                                           699,738

Net assets available for plan benefits:
    Beginning of year                                                              9,595,683
                                                                                ------------

    End of year                                                                 $ 10,295,421
                                                                                ============

  The accompanying notes to financial statements and supplemental schedules are an integral part of these statements.

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 and 2000


1.   DESCRIPTION OF THE PLAN

     The following description of the Storage USA, Inc. Profit Sharing and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Plan commenced its operations effective January 1, 1994. The Plan is a defined contribution plan covering all eligible full-time employees of Storage USA, Inc. (the "Company") who have completed three months of service. Prior to January 1, 2000, employees must have completed six months of service to participate in the Plan. Participants may direct employee contributions and the employer contributions in 5% increments in any or all of the available options and may change their investment options at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     At a special meeting scheduled for April 26, 2002, the shareholders of the Company will vote upon a purchase and sale agreement providing for the acquisition of the Company by Security Capital Group Incorporated. It is anticipated that if the shareholders approve the transactions contemplated by the purchase and sale agreement at the special meeting and the other conditions to closing are satisfied, the transactions will close promptly after the special meeting of the shareholders. The ultimate execution of the purchase and sale agreement does not result in any termination of the Plan.

     With the discontinuance of Storage USA, Inc. common stock as an eligible Plan investment, participants have been offered the opportunity to change their future allocation percentages and direct the proceeds from the sale of stock as of the closing date. The accounts and future allocation percentages of those participants who do not provide direction to the Plan administrator will be defaulted to the Prudential MoneyMart Assets Fund.

     Plan Administration

     General administration of the Plan is the responsibility of the Company. The Company has delegated certain aspects of its authority for purposes of day-to-day administration to Prudential Insurance Company ("Prudential"). Prudential provides recordkeeping, accounting, daily trading and custodial services. In 2000, these responsibilities were delegated to Putnam Fiduciary Trust.

     Contributions

     Employee contributions are voluntary and are allowed up to a maximum of 15% of their compensation. Each year the Company is obligated to make a matching contribution on the employee's behalf equal to 100% of elective deferrals up to 3% of eligible compensation and 50% of elective deferrals from 3% to 5% of eligible compensation.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. For the Company's matching and discretionary contributions plus actual earnings thereon attributable to Plan years prior to January 1, 2000, vesting is based on years of continuous service using a six year graded schedule. Participants are fully vested in the Company's matching contributions made after January 1, 2000.

     Participant's Accounts

     Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Payment of Benefits

     Participants shall receive, at retirement age, the amount equal to the vested value of their account in a lump-sum or in equal annual installments. In addition, participants age 59-1/2 or over may withdraw amounts upon request and in the event of financial hardship, earlier withdrawals may be granted. Benefits are recorded when paid.

     Forfeited Accounts

     At December 31, 2001 and 2000, forfeited nonvested accounts available to be used to reduce future employer contributions were approximately $27,000 and $34,000, respectively. Forfeited nonvested accounts used to reduce future employer contributions were approximately $91,000 for the year ended December 31, 2001.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the Plan have been prepared under the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price.

     Purchases and sales of investments are recorded on a settlement-date basis. Dividends are recorded on the ex-dividend date.

     Administrative Expenses

     Expenses of maintaining the Plan were paid by the Company in 2000. In 2001, in accordance with the Administrative Services Agreement Provided by the Prudential Insurance Company (the "Agreement"), the Company and the participants pay selective fees as defined in the Agreement. Administrative expenses were approximately $40,000 for the year ended December 31, 2001 and under the Agreement, are to be charged against the participants' accounts.

3.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets:

                                                          December 31,
                                                    2001               2000
                                                --------------    --------------

        Putnam Equity Income Fund                  $    -             $1,056,197
        Putnam Global Growth Fund                       -              1,313,638
        The Putnam Fund for Growth and Income           -              1,816,176
        Putnam Voyager Fund                             -              2,595,916
        Putnam Money Market Fund                        -              1,590,068
        Storage USA, Inc. Common Stock               1,171,587           803,591
        Davis New York Venture Fund                  1,107,368            -
        PIMCO Total Return Bond Fund                   546,622            -
        Prudential Growth Fund of America            2,289,181            -
        Prudential MoneyMart Assets Fund             1,650,096            -
        Prudential EuroPacific Growth Fund           1,336,106            -
        Prudential Stock Index Fund                  1,673,187            -

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                      Mutual funds                 $(1,021,941)
                      Common stock                     305,725
                                                --------------

                                                   $  (716,216)
                                                ==============

4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Putnam Investments in 2000 and Prudential Retirement Services in 2001, a division of Prudential Insurance Company. Therefore, these transactions qualify as party-in-interest.

     Additionally, Storage USA, Inc., as Plan Sponsor, is a related party. Investments include shares of Storage USA, Inc.'s common stock. The market value of the Storage USA, Inc. common stock was $42.10 and $31.75 per share as of December 31, 2001 and 2000, respectively.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.   TAX STATUS

     The Plan qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax regulations. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended subsequent to receipt of the latest determination letter, however, the Plan's management believes the Plan is being operated in compliance with applicable requirements and continues to be exempt from Federal income taxes.

7.   RISKS AND UNCERTAINTIES

     Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the accompanying financial statements.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

     The Form 5500 will be prepared on a modified cash basis based on information provided by Prudential Trust Company, a division of Prudential Insurance Company. The 2001 and 2000 Form 5500s varied from the accompanying financial statements due to the accrual of certain receivables at year end.

     The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2001 and 2000 to the Form 5500:

                                                                                  2001           2000
                                                                              -----------    -------------
       Net assets available for plan benefits per
          the financial statements                                            $10,295,421       $9,595,683
       Less: Employee contributions receivable                                    (51,960)         (97,071)
             Employer contributions receivable                                    (29,629)         (56,337)
             Dividends receivable                                                 (19,758)         (17,470)
       Add:  Administrative expenses payable                                       40,000                -
                                                                              -----------    -------------
       Net assets available for plan benefits per Form 5500                   $10,234,074       $9,424,805
                                                                              ===========    =============

     The following is a reconciliation of employee and employer contributions, interest and dividends and administrative expenses per the financial statements for the year ended December 31, 2001 to the Form 5500:

       Employee contributions per the financial statements                                     $ 1,593,491
       Less: Employee contributions receivable as of December 31, 2001                             (51,960)
       Add: Employee contributions receivable as of December 31, 2000                               97,071
                                                                                             -------------
       Employee contributions per Form 5500                                                    $ 1,638,602
                                                                                             =============

       Employer contributions per the financial statements                                     $   684,775
       Less: Employer contributions receivable as of December 31, 2001                             (29,629)
       Add: Employer contributions receivable as of December 31, 2000                               56,337
                                                                                             -------------
       Employer contributions per Form 5500                                                    $   711,483
                                                                                             =============

       Interest and dividends per the financial statements                                     $   196,640
       Less: Dividends receivable as of December 31, 2001                                          (19,758)
       Add:  Dividends receivable as of December 31, 2000                                           17,470
                                                                                             -------------
       Interest and dividends per Form 5500                                                    $   194,352
                                                                                             =============

       Administrative expenses per the financial statements                                    $    40,000
       Less:  Administrative expenses payable as of December 31, 2001                              (40,000)
                                                                                             -------------
       Administrative expenses per Form 5500                                                   $         -
                                                                                             =============

                                                                      Schedule I

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN


                             SCHEDULE OF ASSETS HELD

                             AS OF DECEMBER 31, 2001

                                                                                  Current
    Identity of Issuer                    Description of Investments               Value
-----------------------           ---------------------------------------       -----------
*Prudential Mutual Fund           Van Kampen Real Estate Securities Fund        $    42,259

*Prudential Mutual Fund           Davis New York Venture Fund                     1,107,368

*Prudential Mutual Fund           John Hancock Small Cap Value                      341,375

*Prudential Mutual Fund           PIMCO Total Return Bond Fund                      546,622

*Prudential Mutual Fund           Growth Fund of America                          2,289,181

*Prudential Mutual Fund           MoneyMart Assets Fund                           1,650,096

*Prudential Mutual Fund           EuroPacific Growth Fund                         1,336,106

*Prudential Mutual Fund           Franklin California Growth Fund                    61,903

*Prudential Mutual Fund           Stock Index Fund                                1,673,187

*Prudential Mutual Fund           Active Balanced Fund                               14,390

*Storage USA, Inc.                Common Stock                                    1,171,587
                                                                                -----------

        Total investments                                                       $10,234,074
                                                                                ===========

*Parties-in-interest (Note 4).

  The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.

                                                                     Schedule II

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN


                       SCHEDULE OF NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                         Description of transaction                               Amount
                         Relationship to Plan,         including maturity date, rate                                of
    Identity of            employer or other            of interest, collateral, par           Amount of         Earnings/
   Party Involved         party-in-interest                or maturity value                  Transaction        Interest
--------------------  --------------------------    -------------------------------------      -------------    -----------
Storage USA, Inc.        Plan Sponsor               Use of Plan assets by the Company            $57,247            $13
                                                    due to inadvertent late transmission
                                                    of employee contributions withheld
                                                    from pay in May 2001, remitted
                                                    to the Plan on June 22, 2001.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      STORAGE USA, INC.
                                      PROFIT SHARING AND 401(k) PLAN




                                      By /s/ Christopher P. Marr
                                         -----------------------
                                         Christopher P. Marr
                                         Chief Financial Officer

Date: May 8, 2002
      Memphis, TN